December 4, 2024

Anthony Iarocci
Chief Executive Officer and Chief Financial Officer
APEX 11 INC.
8217 East Spanish Boot Road
Carefree, Arizona 85377

       Re: APEX 11 INC.
           Form 10-K for the Year Ended December 31, 2023
           Filed March 19, 2024
           File No. 000-54964
Dear Anthony Iarocci:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Jonathan Coury